Exhibit 99.2

KPMG LLP

Vaughan Metropolitan Centre

100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3

Telephone (905) 265-5900

Fax (905) 265-6390

www.kpmg.ca

To	Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

September 29, 2022

Dear Sir/Madam

Re: Notice of Change of Auditors of VIQ Solutions Inc.

We have read the Notice of VIQ Solutions Inc. dated September 29, 2022 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants